US$250,000,000 FLOATING RATE SENIOR NOTES DUE 2016 (RE-OPENING)	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	July 25, 2013

Settlement Date:	August 1, 2013 (T+5 days)

Maturity:	July 25, 2016

Par Amount:	$250,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Senior Notes Due 2016 issued on July 25, 2013, and the aggregate principal amount of this series of notes will be $1,250,000,000.

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.96%

Public Offering Price:	100.269%

Net Proceeds to Citigroup:	$250,107,092.36 (including accrued interest but before expenses)

Interest Payment Dates:	Quarterly on the 25th of each January, April, July and October until maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

First Interest Payment Date:	October 25, 2013.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC

US$250,000,000 FLOATING RATE SENIOR NOTES DUE 2016 (RE-OPENING)	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Banca IMI S.p.A.

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

C.L. King & Associates, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Drexel Hamilton, LLC

Goto Capital Markets, Inc.

MFR Securities, Inc.

Mischler Financial Group, Inc.

National Bank of Canada Financial Inc.

Nomura Securities International Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Samuel A. Ramirez & Company, Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Swedbank AB

CUSIP:	172967 GV 7

ISIN:	US172967GV70

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.